Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Consolidated Financial Results of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and half year ended September 30, 2022, (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the entities as given in the Annexure to this report;
ii.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
iii.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and half year ended September 30, 2022.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter and half year ended September 30, 2022 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Consolidated Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Company’s Board of Directors, has been compiled from the related audited interim condensed consolidated financial statements for the quarter and half year ended September 30, 2022. This responsibility includes the preparation and presentation of these consolidated financial results that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial results by the Directors of the Company, as aforesaid.

In preparing the consolidated financial results, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the consolidated financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial results, including the disclosures, and whether the consolidated financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the consolidated financial results. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the consolidated financial results of which we are the independent auditors.

Materiality is the magnitude of misstatements in the consolidated financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial results.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial results of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: October 13, 2022	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN:22039826AZOXZN6373

Annexure to Auditor’s Report

List of Entities:

1.       Infosys Technologies (China) Co. Limited

2.       Infosys Technologies S. de R. L. de C. V.

3.       Infosys Technologies (Sweden) AB

4.       Infosys Technologies (Shanghai) Company Limited

5.       Infosys Nova Holdings LLC.

6.       EdgeVerve Systems Limited

7.       Infosys Austria GmbH

8.       Skava Systems Private Limited (under liquidation)

9.       Infosys Chile SpA

10.       Infosys Arabia Limited (under liquidation)

11.       Infosys Consulting Ltda.

12.       Infosys Luxembourg S.a.r.l

13.       Infosys Americas Inc.

14.       Infosys Public Services, Inc.

15.       Infosys Canada Public Services Inc. (liquidated effective November 23, 2021)

16.       Infosys BPM Limited

17.       Infosys (Czech Republic) Limited s.r.o.

18.       Infosys Poland Sp z.o.o

19.       Infosys McCamish Systems LLC

20.       Portland Group Pty Ltd

21.       Infosys BPO Americas LLC.

22.       Infosys Consulting Holding AG

23.       Infosys Management Consulting Pty Limited

24.       Infosys Consulting AG

25.       Infosys Consulting GmbH

26.       Infosys Consulting S.R.L (Romania)

27.       Infosys Consulting SAS

28.       Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.) (liquidated effective December 16, 2021)

29.       Infosys Consulting (Shanghai) Co., Ltd. (liquidated effective September 01, 2021)

30.       Infy Consulting Company Ltd.

31.       Infy Consulting B.V.

32.       Infosys Consulting S.R.L (Argentina) (formerly a wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022

33.       Infosys Consulting (Belgium) NV

34.       Panaya Inc.

35.       Panaya GmbH (renamed as Infosys Financial Services GmbH)

36.       Panaya Ltd.

37.       Brilliant Basics Holdings Limited (under liquidation)

38.       Brilliant Basics Limited (under liquidation)

39.       Infosys Consulting Pte. Ltd.

40.       Infosys Middle East FZ LLC

41.       Fluido Oy

42.       Fluido Sweden AB (Extero)

43.       Fluido Norway A/S

44.       Fluido Denmark A/S

45.       Fluido Slovakia s.r.o

46.       Infosys Compaz Pte. Ltd.

47.       Infosys South Africa (Pty) Ltd

48.       WongDoody Holding Company Inc. (merged with WongDoody, Inc effective December 31, 2021)

49.       WDW Communications, Inc. (merged with WongDoody, Inc effective December 31, 2021)

50.       WongDoody, Inc (became wholly-owned subsidiary of Infosys Limited effective December 31, 2021)

51.       HIPUS Co., Ltd.

52.       Stater N.V.

53.       Stater Nederland B.V.

54.       Stater XXL B.V.

55.       HypoCasso B.V.

56.       Stater Participations B.V.

57.       Stater Belgium N.V./S.A.

58.       Outbox systems Inc. dba Simplus (US)

59.       Simplus North America Inc. (liquidated effective April 27, 2021)

60.       Simplus ANZ Pty Ltd.

61.       Simplus Australia Pty Ltd

62.       Sqware Peg Digital Pty Ltd (liquidated effective September 02, 2021)

63.       Simplus Philippines, Inc.

64.       Simplus Europe, Ltd. (liquidated effective July 20, 2021)

65.       Infosys Fluido UK, Ltd. (formerly Simplus U.K, Ltd)

66.       Infosys Fluido Ireland, Ltd. (formerly Simplus Ireland, Ltd)

67.       Infosys Limited Bulgaria EOOD

68.       Infosys BPM UK Limited

69.       Blue Acorn LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)

70.       Beringer Commerce Inc renamed as Blue Acorn iCi Inc.

71.       Beringer Capital Digital Group Inc (merged with Blue Acorn iCi Inc effective January 1, 2022)

72.       Mediotype LLC (merged with Blue Acorn iCi Inc effective January 1, 2022)

73.       Beringer Commerce Holdings LLC (merged with Blue Acorn iCi Inc effective January 1, 2022)

74.       SureSource LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)

75.       Simply Commerce LLC (merged with Beringer Commerce Holdings LLC effective January 1, 2022)

76.       iCiDIGITAL LLC (merged with Beringer Capital Digital Group Inc effective January 1, 2022)

77.       Kaleidoscope Animations, Inc.

78.       Kaleidoscope Prototyping LLC

79.       GuideVision s.r.o

80.       GuideVision Deutschland GmbH

81.       GuideVision Suomi Oy

82.       GuideVision Magyarorszag Kft

83.       GuideVision Polska SP Z.O.O

84.       Infosys Business Solutions LLC, a wholly-owned subsidiary of Infosys Limited (incorporated on February 20, 2022)

85.       Infosys Germany GmbH (formerly Kristall 247. GmbH) (acquired on March 22, 2022)

86.       GuideVision UK Ltd

87.       Infosys Turkey Bilgi Teknolojikeri Limited Sirketi

88.       Infosys Germany Holding Gmbh

89.       Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm

90.       Stater GmbH (incorporated on August 4, 2021)

91.       Infosys Green Forum (incorporated on August 31, 2021)

92.       Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd. (acquired on December 14, 2021)

93.       oddity Space GmbH acquired by Infosys Germany GmbH on April 20, 2022

94.       oddity Jungle GmbH acquired by Infosys Germany GmbH on April 20, 2022

95.       oddity Waves GmbH acquired by Infosys Germany GmbH on April 20, 2022

96.       oddity Group Services GmbH acquired by Infosys Germany GmbH on April 20, 2022

97.       oddity Code GmbH acquired by Infosys Germany GmbH on April 20, 2022

98.       oddity Code D.O.O (subsidiary of oddity Code GmbH) acquired by Infosys Germany GmbH on April 20, 2022

99.       oddity GmbH acquired by Infosys Germany GmbH on April 20, 2022

100.     oddity (Shanghai) Co. Ltd. (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022

101.     oddity Limited (Taipei) (subsidiary of oddity GmbH) acquired by Infosys Germany GmbH on April 20, 2022

102.     Infosys Public Services Canada Inc. (a wholly owned subsidiary of Infosys Public Services Inc.) incorporated on July 8, 2022

103.     BASE life science A/S acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

104.     BASE life science AG (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

105.     BASE life science GmbH (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

106.     BASE life science Ltd. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

107.     BASE life science S.A.S. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

108.     BASE life science S.r.l. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

109.     Innovisor Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

110.     BASE life science Inc. (a wholly owned subsidiary of BASE life science A/S) acquired by Infosys Consulting Pte. Ltd. on September 1, 2022

111.     BASE life science SL. (a wholly owned subsidiary of BASE life science A/S) incorporated on September 6, 2022

112.     Infosys Employees Welfare Trust

113.     Infosys Employee Benefits Trust

114.     Infosys Science Foundation

115.     Infosys Expanded Stock Ownership Trust

INDEPENDENT AUDITOR’S REPORT ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Opinion

We have audited the accompanying Statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”), for the quarter and half year ended September 30, 2022, (the “Statement”), being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

a.	is presented in accordance with the requirements of Regulation 33 of the Listing Regulations; and
b.	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income, and other financial information of the Company for the quarter and half year ended September 30, 2022.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and half year ended September 30, 2022 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Standalone Financial Results

This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related audited interim condensed standalone financial statements for the quarter and half year ended September 30, 2022. This responsibility includes the preparation and presentation of the standalone financial results for the quarter and half year ended September 30, 2022 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial results that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the standalone financial results, the Board of Directors is responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the standalone financial results as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial results, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.
•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the standalone financial results, including the disclosures, and whether the standalone financial results represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the standalone financial results of the Company to express an opinion on the standalone financial results.

Materiality is the magnitude of misstatements in the standalone financial results that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial results may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial results.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: October 13, 2022	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN:22039826AZOXZN6373

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	36,538	34,470	29,602	71,008	57,498	1,21,641
Other income, net	584	676	524	1,260	1,146	2,295
Total Income	37,122	35,146	30,126	72,268	58,644	1,23,936
Expenses
Employee benefit expenses	19,438	18,337	15,743	37,776	30,973	63,986
Cost of technical sub-contractors	3,694	3,909	3,054	7,603	5,508	12,606
Travel expenses	363	376	163	739	296	827
Cost of software packages and others	2,512	2,420	1,393	4,932	2,682	6,811
Communication expenses	189	170	146	359	294	611
Consultancy and professional charges	439	456	449	895	844	1,885
Depreciation and amortisation expenses	1,029	950	859	1,979	1,687	3,476
Finance cost	66	56	48	121	98	200
Other expenses	1,001	938	823	1,939	1,639	3,424
Total expenses	28,731	27,612	22,678	56,343	44,021	93,826
Profit before tax	8,391	7,534	7,448	15,925	14,623	30,110
Tax expense:
Current tax	2,482	2,350	1,987	4,832	3,923	7,811
Deferred tax	(117)	(178)	33	(295)	71	153
Profit for the period	6,026	5,362	5,428	11,388	10,629	22,146

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	40	(86)	14	(46)	(19)	(85)
Equity instruments through other comprehensive income, net	4	3	40	7	41	96

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(12)	26	6	14	11	(8)
Exchange differences on translation of foreign operations	(14)	53	(166)	39	124	228
Fair value changes on investments, net	26	(372)	55	(346)	93	(49)
Total other comprehensive income/(loss), net of tax	44	(376)	(51)	(332)	250	182

Total comprehensive income for the period	6,070	4,986	5,377	11,056	10,879	22,328

Profit attributable to:
Owners of the company	6,021	5,360	5,421	11,381	10,616	22,110
Non-controlling interest	5	2	7	7	13	36
	6,026	5,362	5,428	11,388	10,629	22,146

Total comprehensive income attributable to:
Owners of the company	6,068	4,986	5,375	11,054	10,866	22,293
Non-controlling interest	2	–	2	2	13	35
	6,070	4,986	5,377	11,056	10,879	22,328

Paid up share capital (par value 5/- each, fully paid)	2,099	2,098	2,097	2,099	2,097	2,098
Other equity *#	73,252	73,252	74,227	73,252	74,227	73,252

Earnings per equity share (par value 5/- each)**
Basic ()	14.35	12.78	12.88	27.13	25.11	52.52
Diluted ()	14.34	12.76	12.85	27.10	25.06	52.41

*	Balances for the quarter and half year ended September 30, 2022 and quarter ended June 30, 2022 represents balances as per the audited Balance Sheet for the year ended March 31, 2022 and balances for the quarter and half year ended September 30, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and half year ended September 30, 2022, quarter ended June 30, 2022 and quarter and half year ended September 30, 2021.
#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2022 have been taken on record by the Board of Directors at its meeting held on October 13, 2022. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Acquisition of BASE life science A/S

On September 01, 2022, Infosys Consulting Pte. Ltd (a wholly-owned subsidiary of Infosys Limited) acquired 100% voting interests in BASE life science A/S, a consulting and technology firm in the life sciences industry in Europe for a total consideration of EUR 110 million (approximately 906 crore) comprising cash, management incentive, bonuses and retention.

c)	Buyback of equity shares

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

d)	Management change

Ravi Kumar S, President resigned from the Company effective October 11, 2022. The Board placed on record its deep sense of appreciation for the services rendered by him.

e)	Update on employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2022 approved the grant of 48,050 Restricted Stock Units to three eligible employees under the 2015 Stock Incentive Plan (2015 Plan). The RSUs will be granted w.e.f November 1, 2022 and would vest over a period of three to four years.

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2022 approved the grant of annual performance based stock incentives in the form of Restricted Stock units (RSU's) having a market value of 60 lacs to an eligible employee under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan). The RSUs will be granted w.e.f November 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on November 1, 2022. The RSUs would vest equally over a period of three years subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

2.	Information on dividends for the quarter and half year ended September 30, 2022

The Board of Directors declared an interim dividend of 16.50 /- per equity share. The record date for the payment is October 28, 2022.The interim dividend will be paid on November 10, 2022. The interim dividend declared in the previous year was 15/- per equity share

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Dividend per share (par value 5/- each)
Interim dividend	16.50	–	15.00	16.50	15.00	15.00
Final dividend	–	–	–	–	–	16.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2022	March 31, 2022
ASSETS
Non-current assets
Property, plant and equipment	12,919	13,075
Right of use assets	5,625	4,823
Capital work-in-progress	402	416
Goodwill	6,892	6,195
Other Intangible assets	1,828	1,707
Financial assets
Investments	12,670	13,651
Loans	47	34
Other financial assets	2,015	1,460
Deferred tax assets (net)	1,377	1,212
Income tax assets (net)	6,160	6,098
Other non-current assets	2,365	2,029
Total non-current assets	52,300	50,700

Current assets
Financial assets
Investments	11,778	6,673
Trade receivables	25,397	22,698
Cash and cash equivalents	14,869	17,472
Loans	279	248
Other financial assets	9,810	8,727
Income tax assets (net)	–	54
Other current assets	12,798	11,313
Total current assets	74,931	67,185
Total Assets	1,27,231	1,17,885

EQUITY AND LIABILITIES
Equity
Equity share capital	2,099	2,098
Other equity	77,882	73,252
Total equity attributable to equity holders of the Company	79,981	75,350
Non-controlling interests	366	386
Total equity	80,347	75,736

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	5,572	4,602
Other financial liabilities	2,297	2,337
Deferred tax liabilities (net)	1,120	1,156
Other non-current liabilities	560	451
Total non-current liabilities	9,549	8,546

Current liabilities
Financial liabilities
Lease liabilities	950	872
Trade payables	4,162	4,134
Other financial liabilities	17,418	15,837
Other Current Liabilities	10,440	9,178
Provisions	1,141	975
Income tax liabilities (net)	3,224	2,607
Total current liabilities	37,335	33,603
Total equity and liabilities	1,27,231	1,17,885

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2022 and March 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2022	2021
Cash flow from operating activities
Profit for the period	11,388	10,629
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	4,537	3,994
Depreciation and amortization	1,979	1,687
Interest and dividend income	(947)	(885)
Finance cost	121	98
Impairment loss recognized / (reversed) under expected credit loss model	91	87
Exchange differences on translation of assets and liabilities, net	131	54
Stock compensation expense	269	209
Other adjustments	283	36
Changes in assets and liabilities
Trade receivables and unbilled revenue	(4,864)	(2,963)
Loans, other financial assets and other assets	(1,205)	(406)
Trade payables	(9)	349
Other financial liabilities, other liabilities and provisions	3,213	2,754
Cash generated from operations	14,987	15,643
Income taxes paid	(4,227)	(3,574)
Net cash generated by operating activities	10,760	12,069
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(1,234)	(1,030)
Deposits placed with corporation	(564)	(516)
Redemption of deposits placed with corporation	384	343
Interest and dividend received	846	1,017
Payment towards acquisition of business, net of cash acquired	(904)	–
Payment of contingent consideration pertaining to acquisition of business	(60)	(53)
Escrow and other deposits pertaining to Buyback	–	(420)
Redemption of escrow and other deposits pertaining to Buyback	–	420
Other receipts	40	35
Other payments	–	(22)
Payments to acquire Investments
Liquid mutual funds and fixed maturity plan securities	(36,310)	(25,411)
Certificates of deposit	(5,024)	(498)
Commercial Paper	(482)	–
Non-convertible debentures	(249)	(154)
Tax free bonds	(13)	–
Government securities	(1,569)	(653)
Others	(18)	(13)
Proceeds on sale of Investments
Equity and preference securities	99	–
Non-convertible debentures	295	1,299
Government securities	1,332	1,336
Certificates of deposit	3,138	500
Commercial Paper	200	–
Liquid mutual funds	34,336	22,928
Others	–	1
Net cash (used in) / generated from investing activities	(5,757)	(891)
Cash flows from financing activities:
Payment of lease liabilities	(527)	(421)
Payment of dividends	(6,711)	(6,369)
Payment of dividend to non-controlling interest of subsidiary	(22)	(2)
Shares issued on exercise of employee stock options	7	9
Other receipts	84	117
Other payments	(220)	(15)
Buyback of equity shares including transaction cost and tax on buyback	–	(11,125)
Net cash used in financing activities	(7,389)	(17,806)
Net increase / (decrease) in cash and cash equivalents	(2,386)	(6,628)
Effect of exchange rate changes on cash and cash equivalents	(217)	(30)
Cash and cash equivalents at the beginning of the period	17,472	24,714
Cash and cash equivalents at the end of the period	14,869	18,056
Supplementary information:
Restricted cash balance	465	526

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2022 and September 30, 2021 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Revenue by business segment
Financial Services (1)	11,148	10,562	9,566	21,710	18,783	38,902
Retail (2)	5,183	5,004	4,330	10,187	8,505	17,734
Communication (3)	4,501	4,464	3,668	8,965	7,071	15,182
Energy, Utilities, Resources and Services	4,498	4,259	3,501	8,757	6,871	14,484
Manufacturing	4,686	4,172	3,219	8,858	5,922	13,336
Hi-Tech	2,971	2,812	2,511	5,783	4,821	10,036
Life Sciences (4)	2,452	2,257	2,103	4,709	3,994	8,517
All other segments (5)	1,099	940	704	2,039	1,531	3,450
Total	36,538	34,470	29,602	71,008	57,498	1,21,641
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	36,538	34,470	29,602	71,008	57,498	1,21,641
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,811	2,754	2,644	5,565	5,002	10,314
Retail (2)	1,578	1,538	1,503	3,115	2,985	6,130
Communication (3)	965	794	816	1,759	1,523	3,372
Energy, Utilities , Resources and Services	1,251	1,145	1,017	2,396	2,038	4,225
Manufacturing	792	385	724	1,177	1,350	2,408
Hi-Tech	724	672	619	1,396	1,186	2,495
Life Sciences (4)	642	535	588	1,177	1,159	2,380
All other segments (5)	139	41	(80)	180	19	167
Total	8,902	7,864	7,831	16,765	15,262	31,491
Less: Other Unallocable expenditure	1,029	950	859	1,979	1,687	3,476
Add: Unallocable other income	584	676	524	1,260	1,146	2,295
Less: Finance cost	66	56	48	121	98	200
Profit before tax and non-controlling interests	8,391	7,534	7,448	15,925	14,623	30,110

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Revenue from operations	31,567	29,527	25,462	61,094	49,176	1,03,940
Profit before tax	8,488	6,902	7,303	15,391	13,796	28,495
Profit for the period	6,253	4,901	5,463	11,154	10,186	21,235

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board
for Infosys Limited

Bengaluru, India	Salil Parekh
October 13, 2022	Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2022, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,555	4,444	3,998	8,999	7,780	16,311
Cost of sales	3,170	3,144	2,675	6,315	5,184	10,996
Gross profit	1,385	1,300	1,323	2,684	2,596	5,315
Operating expenses	406	412	382	817	759	1,560
Operating profit	979	888	941	1,867	1,837	3,755
Other income, net	73	87	71	160	155	308
Finance cost	8	7	6	15	13	27
Profit before income taxes	1,044	968	1,006	2,012	1,979	4,036
Income tax expense	295	279	272	574	540	1,068
Net profit	749	689	734	1,438	1,439	2,968
Earnings per equity share *
Basic ($)	0.18	0.16	0.17	0.34	0.34	0.70
Diluted ($)	0.18	0.16	0.17	0.34	0.34	0.70
Total assets	15,640	15,193	14,295	15,640	14,295	15,555
Cash and cash equivalents and current investments	3,276	2,798	3,103	3,276	3,103	3,185

*	EPS is not annualized for the quarter and half year ended September 30, 2022, quarter ended June 30, 2022 and quarter and half year ended September 30, 2021.

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States, and corporate actions including timely completion of the proposed buy-back of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and half-year ended September 30, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	31,567	29,527	25,462	61,094	49,176	1,03,940
Other income, net	1,267	648	1,052	1,916	1,622	3,224
Total income	32,834	30,175	26,514	63,010	50,798	1,07,164
Expenses
Employee benefit expenses	15,873	14,914	12,734	30,787	24,925	51,664
Cost of technical sub-contractors	4,815	5,011	3,934	9,825	7,251	16,298
Travel expenses	293	314	143	608	258	731
Cost of software packages and others	1,428	1,183	736	2,611	1,264	2,985
Communication expenses	135	119	107	254	210	433
Consultancy and professional charges	333	363	365	696	675	1,511
Depreciation and amortisation expense	682	643	601	1,326	1,178	2,429
Finance cost	40	34	32	73	64	128
Other expenses	747	692	559	1,439	1,177	2,490
Total expenses	24,346	23,273	19,211	47,619	37,002	78,669
Profit before tax	8,488	6,902	7,303	15,391	13,796	28,495
Tax expense:
Current tax	2,312	2,032	1,805	4,345	3,502	6,960
Deferred tax	(77)	(31)	35	(108)	108	300
Profit for the period	6,253	4,901	5,463	11,154	10,186	21,235
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	40	(96)	10	(56)	(22)	(98)
Equity instruments through other comprehensive income, net	4	3	39	7	41	97

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(12)	26	6	14	11	(8)
Fair value changes on investments, net	27	(344)	52	(317)	90	(39)

Total other comprehensive income/ (loss), net of tax	59	(411)	107	(352)	120	(48)

Total comprehensive income for the period	6,312	4,490	5,570	10,802	10,306	21,187

Paid-up share capital (par value 5/- each fully paid)	2,104	2,104	2,102	2,104	2,102	2,103
Other Equity*	67,203	67,203	69,401	67,203	69,401	67,203
Earnings per equity share ( par value 5 /- each)**
Basic ()	14.86	11.65	12.93	26.51	24.01	50.27
Diluted ()	14.85	11.64	12.92	26.49	23.98	50.21

*	Balances for the quarter and half year ended September 30, 2022 and quarter ended June 30, 2022 represents balances as per the audited Balance Sheet for the year ended March 31, 2022 and balances for the quarter and half year ended September 30, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.
**	EPS is not annualized for the quarter and half year ended September 30, 2022, quarter ended June 30, 2022 and quarter and half year ended September 30, 2021.

1.	Notes pertaining to the current quarter

a)	The audited interim condensed standalone financial statements for the quarter and half-year ended September 30, 2022 have been taken on record by the Board of Directors at its meeting held on October 13, 2022. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. These interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of equity shares

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

c)	Management change

Ravi Kumar S, President resigned from the Company effective October 11, 2022. The Board placed on record its deep sense of appreciation for the services rendered by him.

d)	Update on employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2022 approved the grant of 48,050 Restricted Stock Units to three eligible employees under the 2015 Stock Incentive Plan (2015 Plan). The RSUs will be granted w.e.f November 1, 2022 and would vest over a period of three to four years.
On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2022 approved the grant of annual performance based stock incentives in the form of Restricted Stock units (RSU’s) having a market value of 60 lacs to an eligible employee under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan). The RSUs will be granted w.e.f November 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on November 1, 2022. The RSUs would vest equally over a period of three years subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

2.	Information on dividends for the quarter and half-year ended September 30, 2022

The Board of Directors declared an interim dividend of 16.50 /- per equity share. The record date for the payment is October 28, 2022.The interim dividend will be paid on November 10, 2022. The interim dividend declared in the previous year was 15/- per equity share

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2022	2022	2021	2022	2021	2022
Dividend per share (par value 5/- each)
Interim dividend	16.50	–	15.00	16.50	15.00	15.00
Final dividend	–	–	–	–	–	16.00

3. Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	September 30, 2022	March 31, 2022
ASSETS
Non-current assets
Property, plant and equipment	11,266	11,384
Right of use assets	3,518	3,311
Capital work-in-progress	385	411
Goodwill	211	211
Other Intangible assets	14	32
Financial assets
Investments	23,265	22,869
Loans	46	34
Other financial assets	970	727
Deferred tax assets (net)	987	970
Income tax assets (net)	5,568	5,585
Other non-current assets	1,858	1,416
Total non-current assets	48,088	46,950

Current assets
Financial assets
Investments	9,683	5,467
Trade receivables	20,442	18,966
Cash and cash equivalents	10,498	12,270
Loans	291	219
Other financial assets	8,041	6,580
Other current assets	9,731	8,935
Total current assets	58,686	52,437
Total assets	1,06,774	99,387

EQUITY AND LIABILITIES
Equity
Equity share capital	2,104	2,103
Other equity	71,568	67,203
Total equity	73,672	69,306

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	3,475	3,228
Other financial liabilities	1,513	676
Deferred tax liabilities (net)	756	841
Other non-current liabilities	466	360
Total non - current liabilities	6,210	5,105

Current liabilities
Financial liabilities
Lease liabilities	589	558
Trade payables
Total outstanding dues of micro enterprises and small enterprises	–	3
Total outstanding dues of creditors other than micro enterprises and small enterprises	2,657	2,666
Other financial liabilities	12,006	11,269
Other current liabilities	7,832	7,381
Provisions	1,030	920
Income tax liabilities (net)	2,778	2,179
Total current liabilities	26,892	24,976

Total equity and liabilities	1,06,774	99,387

The disclosure is an extract of the audited Balance Sheet as at September 30, 2022 and March 31, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Half-year ended September 30,
	2022	2021
Cash flow from operating activities:
Profit for the period	11,154	10,186
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and Amortization	1,326	1,178
Income tax expense	4,237	3,610
Impairment loss recognized / (reversed) under expected credit loss model	54	66
Finance cost	73	64
Interest and dividend income	(1,521)	(1,347)
Stock compensation expense	242	185
Other adjustments	38	33
Exchange differences on translation of assets and liabilities, net	59	46
Changes in assets and liabilities
Trade receivables and unbilled revenue	(4,166)	(2,337)
Loans, other financial assets and other assets	(363)	190
Trade payables	(13)	323
Other financial liabilities, other liabilities and provisions	2,271	1,745
Cash generated from operations	13,391	13,942
Income taxes paid	(3,669)	(3,092)
Net cash generated by operating activities	9,722	10,850
Cash flow from investing activities:
Expenditure on property, plant and equipment and intangibles	(997)	(793)
Deposits placed with corporation	(390)	(409)
Redemption of deposits with corporation	238	275
Interest and dividend received	734	906
Dividend received from subsidiary	693	592
Loan given to subsidiaries	(427)	–
Loan repaid by subsidiaries	393	73
Proceeds from redemption of debentures	–	536
Investment in subsidiaries	(1,201)	(126)
Escrow and other deposits pertaining to Buyback	–	(420)
Redemption of Escrow and other deposits pertaining to Buyback	–	420
Other receipts	32	25
Payments to acquire investments
Liquid mutual fund units	(32,064)	(22,370)
Commercial papers	(259)	–
Certificates of deposits	(4,481)	(498)
Government Securities	(1,370)	(83)
Others	(3)	(3)
Proceeds on sale of investments
Liquid mutual fund units	30,167	20,446
Non-convertible debentures	220	1,299
Certificates of deposit	3,038	500
Government Securities	1,132	1,336
Others	99	–
Net cash (used in) / from investing activities	(4,446)	1,706
Cash flow from financing activities:
Payment of lease liabilities	(324)	(286)
Shares issued on exercise of employee stock options	5	6
Buyback of equity shares including transaction cost and tax on buyback	–	(11,125)
Other receipts	57	62
Other payments	(24)	–
Payment of dividends	(6,732)	(6,392)
Net cash used in financing activities	(7,018)	(17,735)
Net increase / (decrease) in cash and cash equivalents	(1,742)	(5,179)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(30)	(37)
Cash and cash equivalents at the beginning of the period	12,270	17,612
Cash and cash equivalents at the end of the period	10,498	12,396
Supplementary information:
Restricted cash balance	74	153

The disclosure is an extract of the audited Statement of Cash flows for the half year ended September 30, 2022 and September 30, 2021 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim condensed consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2022.

By order of the Board
for Infosys Limited

Bengaluru, India	Salil Parekh
October 13, 2022	Chief Executive Officer and Managing Director

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States, and corporate actions including timely completion of the proposed buy-back of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. Office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2022 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore except per equity share data)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2022	2022	2021
Revenue from operations	36,538	71,008	29,602
Profit before tax	8,391	15,925	7,448
Profit for the period	6,026	11,388	5,428
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	6,070	11,056	5,377

Profit attributable to:
Owners of the company	6,021	11,381	5,421
Non-controlling interest	5	7	7
	6,026	11,388	5,428

Total comprehensive income attributable to:
Owners of the company	6,068	11,054	5,375
Non-controlling interest	2	2	2
	6,070	11,056	5,377

Paid-up share capital (par value 5/- each fully paid)	2,099	2,099	2,097
Other equity *#	73,252	73,252	74,227
Earnings per equity share (par value 5/- each)**
Basic ()	14.35	27.13	12.88
Diluted ()	14.34	27.10	12.85

*	Balances for the quarter and half year ended September 30, 2022 represents balances as per the audited Balance Sheet for the year ended March 31, 2022 and balances for the quarter ended September 30, 2021 represents balances as per the audited Balance Sheet for the year ended March 31, 2021 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015
**	EPS is not annualized for the quarter and half year ended September 30, 2022 and quarter ended September 30, 2021.
#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30,2022 have been taken on record by the Board of Directors at its meeting held on October 13, 2022. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Acquisition of BASE life science A/S

On September 01, 2022, Infosys Consulting Pte. Ltd (a wholly-owned subsidiary of Infosys Limited) acquired 100% voting interests in BASE life science A/S, a consulting and technology firm in the life sciences industry in Europe for a total consideration of EUR 110 million (approximately 906 crore) comprising cash, management incentive, bonuses and retention.

c)	Buyback of equity shares

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

d)	Management change

Ravi Kumar S, President resigned from the Company effective October 11, 2022. The Board placed on record its deep sense of appreciation for the services rendered by him.

e)	Update on employee stock grants

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2022 approved the grant of 48,050 Restricted Stock Units to three eligible employees under the 2015 Stock Incentive Plan (2015 Plan). The RSUs will be granted w.e.f November 1, 2022 and would vest over a period of three to four years.

On recommendation of the Nomination and Remuneration Committee, the Board on October 13, 2022 approved the grant of annual performance based stock incentives in the form of Restricted Stock units (RSU’s) having a market value of 60 lacs to an eligible employee under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan). The RSUs will be granted w.e.f November 1, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on November 1, 2022. The RSUs would vest equally over a period of three years subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan.

2.	Information on dividends for the quarter and half-year ended September 30, 2022

The Board of Directors declared an interim dividend of 16.50 /- per equity share. The record date for the payment is October 28, 2022.The interim dividend will be paid on November 10, 2022. The interim dividend declared in the previous year was 15/- per equity share

(in )

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2022	2022	2021
Dividend per share (par value 5/- each)
Interim dividend	16.50	16.50	15.00
Final dividend	–	–	–

3. Audited financial results of Infosys Limited (Standalone information)

(in crore)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2022	2022	2021
Revenue from operations	31,567	61,094	25,462
Profit before tax	8,488	15,391	7,303
Profit for the period	6,253	11,154	5,463

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

This Release contains ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and that are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘may’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘continue’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘could’, ‘would’, ‘should’ and similar expressions. Those statements include, among other things, statements regarding our business strategy, our expectations concerning our market position, future operations, growth, margins, profitability, attrition, liquidity, and capital resources, our ESG vision, our capital allocation policy, the effects of COVID-19 on global economic conditions and our business and operations, wage increases, change in the regulations including immigration regulation and policies in the United States, and corporate actions including timely completion of the proposed buy-back of our equity shares. These statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

By order of the Board
for Infosys Limited

Bengaluru, India	Salil Parekh
October 13, 2022	Chief Executive Officer and Managing Director